

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 11, 2007

Mr. Joseph B. Feiten
Chief Financial Officer
American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, CO 80265


  **Re:** **American Oil & Gas Inc.**
    **Form 10-KSB for Fiscal Year Ended December 31, 2005**
    **Filed April 6, 2006**
    **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006**
    **and September 30, 2006**
    **Filed May 19, 2006, August 11, 2006 and November 20, 2006**
    **Response letter dated January 3, 2007**
    **File No. 1-31900**


Dear Mr. Feiten:

   We have reviewed your response letter and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Other

1.  We note your response to our prior comment 10 and cannot agree with your conclusions.  It does not appear that the TCC transaction constituted a transaction between entities under common control as contemplated by the examples in SFAS 141.  Revise your financial statements to reflect purchase accounting at fair value,

or tell us how you meet the criteria set forth in paragraph 3 of EITF 02-5.  Also explain to us the business purpose of this transaction, discussing the value of the stock you exchanged relative to the assets received.  Please provide us with a copy of the agreement between you and TCC and a copy of the fairness opinion that you reference in your response.

Engineering Comments

Notes to Financial Statements

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-25

1.  We have reviewed you response to comment 14 from our letter dated December 11, 2006.  As you appear to have had several reserve misclassifications in 2004 and 2005 with carryover problems in the Standardized Measure for those years we believe you should amend the filing to correctly account for the 2004 and 2005 changes in your reserves and Standardized Measure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.  You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.  Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief